THIRD AMENDED AND RESTATED PLAN OF ARRANGEMENT

OF

JED OIL INC., JED PRODUCTION INC.
AND JED OIL (USA) INC.

PURSUANT TO THE

COMPANIES’ CREDITORS ARRANGEMENT ACT (CANADA)

AND THE

BUSINESS CORPORATIONS ACT (ALBERTA)

SEPTEMBER 28, 2009

THIRD AMENDED AND RESTATED PLAN OF ARRANGEMENT OF
JED OIL INC., JED PRODUCTION INC. AND JED OIL (USA) INC. PURSUANT TO THE COMPANIES’ CREDITORS ARRANGEMENT ACT (CANADA) AND THE
BUSINESS CORPORATIONS ACT (ALBERTA)
SEPTEMBER 28, 2009

•

THIS PLAN SHOULD BE READ TOGETHER WITH THE INFORMATION MEMORANDUM PREPARED BY JED OIL INC., JED PRODUCTION INC. AND JED OIL (USA) INC., AND THE MONITOR’S REPORT TO CREDITORS.

•

THE FOLLOWING SCHEDULES ATTACHED HERETO ARE INTEGRAL TO AND FORM PART OF THIS PLAN:

SCHEDULE A – DEFINED TERMS AND INTERPRETATION

SCHEDULE B – ARTICLES OF REORGANIZATION

SCHEDULE C – FORM OF PROXY

SCHEDULE D – MONITOR’S CERTIFICATE

SCHEDULE E – NOTICE TO CREDITORS

SCHEDULE F – NOTICE OF MEETING

•

ALL CAPITALIZED TERMS USED, BUT NOT DEFINED HEREIN, HAVE THE MEANING ASCRIBED TO SUCH TERMS IN SCHEDULE “A”.

•

THIS PLAN AMENDS AND RESTATES THE AMENDED AND RESTATED PLAN OF ARRANGEMENT OF JED OIL INC., JED PRODUCTION INC. AND JED OIL (USA) INC. DATED SEPTEMBER 2, 2009.

ARTICLE 1
BACKGROUND

1.1

Background

JED Oil Inc. (“JOI”) is a reporting issuer in the Provinces of Alberta, British Columbia, Saskatchewan and New Brunswick.  The common shares of JOI are not listed for trading on any stock exchange, although these shares trade on the OTC Bulletin Board. JOI’s common shares have also been registered with the Securities and Exchange Commission of the United States of America (“SEC”).

JOI is in the business of exploring for and producing petroleum products and its operations are located primarily on oil and gas properties in Alberta and Wyoming, USA.  JOI has two subsidiaries, JED Production Inc. (“JPI”), an Alberta corporation carrying on business in the Province of Alberta, and JED Oil (USA) Inc. (“JUSA”), a corporation incorporated pursuant to the laws of Wyoming, United States of America, which carries on business in Wyoming.  JOI, JPI and JUSA are hereinafter sometimes collectively referred to as “JED”.

ARTICLE 2
PURPOSE AND EFFECT OF PLAN

2.1

Purpose

The purpose of this Plan is to effect a compromise and arrangement of all Claims against JOI and JPI other than Unaffected Claims, and to cause the Noteholders and the Unsecured Creditors to become the only shareholders of New JOI, as provided for herein, with a view to increasing the recovery of the Noteholders and Unsecured Creditors and reducing the uncertainties, risks, costs, delays and possible losses for all Creditors that will otherwise occur.  JED has concluded, and the Monitor agrees, that Affected Creditors will obtain a greater return on their Claims if this Plan is approved than if JED is placed in receivership or bankruptcy and its assets liquidated in that process.  Affected Creditors should review this Plan, the information memorandum prepared by JED, and the Monitor’s report to creditors, before voting to accept or reject this Plan.  The transactions contemplated by this Plan are to be implemented under the CCAA and the ABCA.

2.2

Effect of the Plan

All Affected Claims will be compromised under this Plan.  All Priority Secured Claims and all Special Crown Claims will be paid in full in accordance with Article 4 hereof.

2.3

Unaffected Claims

This Plan does not compromise the following Claims (collectively, the “Unaffected Claims”) which will be paid or otherwise satisfied in accordance with their respective existing arrangements or terms, or as otherwise may be agreed between the relevant Unaffected Creditor and JOI, JPI or JUSA, as the case may be:

(a)

the fees and expenses of the Monitor and its legal counsel, in accordance with the CCAA Initial Order and any subsequent Orders;

(b)

the fees and disbursements of the Creditors’ Committee Counsel (as such term is defined in the Initial Order) to the extent that such fees and disbursements are secured by the Administration Charge under the terms of the CCAA Initial Order;

(c)

all Claims arising or accruing for the provision of goods or the performance of services, or both, to JOI, JPI or JUSA, as the case may be, on or after the CCAA Filing Date;

(d)

all Claims of Creditors of JUSA;

(e)

all Claims of Current Employees, officers and directors for all amounts owing to them in their capacity as such, by statute or otherwise for or on account of accrued and unpaid salary, wages, bonuses, vacation pay, retention bonuses, or other compensation for work done or services provided in such capacity, and for the reimbursement of any expenses incurred by them in carrying out their duties as such to the extent that the incurrence of such expenses was properly authorized and the amount of such expenses so incurred was reasonable, but excluding

(i)

any Claim in respect of the termination of any office or employment with JOI or JPI, including without limitation any Employee Termination Claim, and

(ii)

any Unsecured Director and Officer Indemnity Claims,

each of which excluded Claims shall constitute Unsecured Claims which are Affected Claims under this Plan, however, and for clarity, all Claims of any Person secured by the Retention Plans Charge shall be Priority Secured Claims under this Plan;

(f)

that portion of any Claim arising from a cause of action for which JOI, JPI or JUSA is fully insured (collectively, the “Insured Claims”);

(g)

all amounts due to the advisors for the Noteholders and the Noteholders’ trustee;

(h)

all Restructuring Costs; and

(i)

any liability of JOI, JPI or JUSA for payment of royalties owing pursuant to the terms of any Crown and freehold lease of oil and/or gas properties.

ARTICLE 3
CLASSES OF AFFECTED CREDITORS

3.1

Classes of Affected Creditors

The Unsecured Creditors, the Subordinate Secured Creditors, the Priority Secured Creditors, and the Noteholders will each form a separate class for the purpose of considering and voting upon this Plan.

ARTICLE 4
TREATMENT OF CREDITORS AND JOI SHAREHOLDERS

4.1

Articles of Reorganization

Promptly following the making of the Sanction Order, JOI will file or cause to be filed the Articles of Reorganization, pursuant to which, among other things:

(a)

the name of JOI shall be changed to a name to be selected by the Noteholders;

(b)

the authorized capital of JOI shall consist of (i) an unlimited number of Common Shares, (ii) 29,037,500 Class A Special Shares, (iii) 5,462,500 Class B Special Shares, (iv) 85,779,085 Class C Special Shares, and (v) 1,797,474 Class D Special Shares;

(c)

the issued and outstanding common shares of JOI shall be changed into Class C Special Shares whereby each holder of common shares of JOI shall receive the number of Class C Special Shares equal to the number of common shares previously held by them; and

(d)

the issued and outstanding preferred shares of JOI shall be changed into Class D Special Shares whereby each holder of preferred shares of JOI shall receive the number of Class D Special Shares equal to the number of preferred shares previously held by them.

4.2

Reorganization

Promptly following the filing of the Articles of Reorganization, and subject to the terms and conditions of the Plan, JOI or its successor, New JOI, shall:

(a)

issue 40,240 Common Shares to the Noteholders, allocated among them in direct proportion to the face principal amounts of the Notes held by them. JOI shall deliver certificates representing such shares to the Monitor for distribution to the Noteholders in accordance with this Article 4;

(b)

redeem the issued and outstanding Class C Special Shares for no consideration;

(c)

redeem the issued and outstanding Class D Special Shares for no consideration;

(d)

cancel all outstanding share purchase options and warrants of JOI for no consideration;

(e)

amalgamate with JPI in accordance with section 184 of the ABCA to form New JOI, which will result in the cancellation of the issued and outstanding shares of JPI without any repayment of capital;

(f)

issue the First Secured Debentures with an aggregate face principal amount of $581,338.00 in favour of the Priority Secured Creditors, allocated among them in direct proportion to the amounts of their respective Priority Secured Claims, and deliver such debentures to the Monitor for distribution to the Priority Secured Creditors in accordance with this Article 4;

(g)

issue the Second Secured Debentures with an aggregate face principal amount of  $3,223,551.00 in favour of the Subordinate Secured Creditors, allocated among them in direct proportion to the amounts of their respective Subordinate Secured Claims, and deliver such debentures to the Monitor for distribution to the Subordinate Secured Creditors in accordance with this Article 4;

(h)

issue 29,037,500 Class A Special Shares in favour of the Noteholders, in consideration for the Notes which have a value of $29,037,500, allocated among them in direct proportion to the amounts of their respective Noteholder Claims, and deliver certificates representing such shares to the Monitor for distribution to the Noteholders in accordance with this Article 4;

(i)

issue 5,462,500 Class B Special Shares in favour of the Unsecured Creditors in consideration for the Unsecured Claims, which have a value of $5,462,500, allocated among them in direct proportion to the amounts of their respective Unsecured Claims, and deliver certificates representing such shares to the Monitor for distribution to the Unsecured Creditors in accordance with this Article 4; and

(j)

deliver the sum of $2,325,500.00, constituting the Cash Pool, to the Monitor, which sum shall be deposited in a separate bank account and distributed by the Monitor to the Priority Secured Creditors and to the Special Crown Claimants in accordance with this Article 4 by way of cheques drawn by the Monitor upon such account and payable to such Creditors.

4.3

Payments and Distributions in Satisfaction of Claims

If the Sanction Order shall have been granted, then the Monitor shall, in accordance with Section 4.4 hereof:

(a)

pay all Special Crown Claims and Crown Claims relating to property tax in full from the Cash Pool;

(b)

pay to all Priority Secured Creditors 75% of each Priority Secured Creditor's Priority Second Claim from the Cash Pool;

(c)

distribute the First Secured Debentures to the Priority Secured Creditors, in each case allocated among them in direct proportion to the amounts of their respective Priority Secured Claims, which (together with the amount distributed to them from to the Cash Pool as set forth above) shall be accepted by the Priority Secured Creditors in full satisfaction of their respective Priority Secured Claims;

(d)

distribute the Second Secured Debentures to the Subordinate Secured Creditors, in each case allocated among them in direct proportion to the amounts of their respective Subordinate Secured Claims, which shall be accepted by the Subordinate Secured Creditors in full satisfaction of their respective Subordinate Secured Claims;

(e)

distribute the Class A Special Shares and the Common Shares to the Noteholders, in each case allocated among them in direct proportion to the amounts of their respective Noteholder Claims, which Class A Special Shares and Common Shares shall be accepted by the Noteholders in full satisfaction of their respective Noteholder Claims; and

(f)

distribute the Class B Special Shares to the Unsecured Creditors, allocated among them in direct proportion to the amounts of their respective Unsecured Claims, which Class B Special Shares shall be accepted by the Unsecured Creditors in full satisfaction of their respective Unsecured Claims.

4.4

Distributions

(a)

Priority Secured Claims and Special Crown Claims.  The Monitor shall make all payments from the Cash Pool within 45 Business Days following the Plan Implementation Date.

(b)

First Secured Debentures.  The Monitor shall make the distribution of the First Secured Debentures provided for in Section 4.3(c) hereof to the Priority Secured Creditors within 45 days of the Plan Implementation Date.  Distributions will be sent via regular mail to the address set out on each Priority Secured Creditor's Notice of Claim or such other address as has been provided to the Monitor no later than 30 days after Plan Implementation Date.

(c)

Subordinate Secured Creditors.  The Monitor shall make the distribution of the Second Secured Debentures provided for in Section 4.3(d) hereof to the Subordinate Secured Creditors within 45 days of the Plan Implementation Date.  Distributions will be sent via regular mail to the address set out on each Subordinate Secured Creditor’s Notice of Claim or such other address as has been provided to the Monitor no later than 30 days after the Plan Implementation Date.

(d)

Unsecured Creditors.  The Monitor shall make the distributions of the Class B Special Shares provided for in Section 4.3(f) hereof to Unsecured Creditors within 45 days of the Plan Implementation Date.  Distributions will be sent via regular mail to the address set out on each Unsecured Creditor’s Notice of Claim or such other address as has been provided to the Monitor no later than 30 days after the Plan Implementation Date.

(e)

Noteholders.  The Monitor shall distribute the Class A Special Shares and the Common Shares provided for in Section 4.3(e) hereof to the Noteholders within 45 days of the Plan Implementation Date.  Such distributions will be sent via regular mail to each Noteholder at the address of such Noteholder set forth on the Schedule of Purchasers annexed to the Note Purchase Agreement entered into by such Noteholder with JOI, or to such other address as such Noteholder has subsequently notified JOI in accordance with Section 9(f) of the said Note Purchase Agreement, or to such other address as such Noteholder shall have specified by written notice to the Monitor no later than 30 days after the Plan Implementation Date.

(f)

Disputed Claims.  If a Claim remains unresolved on the Plan Implementation Date, the Monitor will make a partial distribution to Affected Creditors calculating the partial distribution based on the assumption that all remaining Disputed Claims will be allowed in full and providing for such reserves for costs and disbursements, including fees and expenses of the Monitor and its legal counsel, as the Monitor shall determine to be appropriate.  Creditors holding Disputed Claims will not receive a distribution until the Disputed Claim is resolved.  Upon resolution of all Disputed Claims, any remaining balance of the Cash Pool, and any undistributed Second Secured Debentures, Class A Special

Shares, Class B Special Shares and Common Shares, as the case may be, will be distributed in accordance with this Article 4.

4.5

Currency

For the purposes of voting or distribution, a Claim shall be denominated in Dollars.  Any Claim in a currency other than Dollars must be converted to Dollars, and such amount shall be regarded as having been converted at the spot rate of exchange quoted by the Bank of Canada for exchanging such currency to Dollars as at noon on the CCAA Filing Date, which rate for the conversion of US Dollars to Dollars is $1.0620.

4.6

Extinguishment of Claims

If any Creditor fails to prove any Claim it may have (the “Unproven Claim”) in accordance with the claims procedure set out in the Claims Procedure Order or this Plan prior to the applicable Claims Bar Date, the Unproven Claim will be extinguished upon implementation of the Plan.  The Unproven Claim shall be barred, and the holder thereof shall not be entitled to receive any distribution in respect of the Unproven Claim under this Plan, and JOI or JPI or both, as the case may be, shall be forever released from any liability or obligation in respect of the Unproven Claim.

4.7

Tax Matters

(a)

Allocation of Distributions.  All distributions made pursuant to this Plan in respect of an Affected Claim shall be in satisfaction of the outstanding principal amount of such Affected Claim as of the CCAA Filing Date.  No interest or penalties shall accrue or be paid on the Affected Claims from and after the CCAA Filing Date, and any Claim in respect thereof shall be released in accordance with this Plan.  Notwithstanding any other provision of this Plan, each Affected Creditor that is to receive a distribution pursuant to this Plan shall have the sole and exclusive responsibility for the payment and satisfaction of any tax obligation imposed by any Authorized Authority on account of such distribution.

(b)

Right to Withhold.  The Monitor shall be entitled to deduct and withhold from any distribution or payment to be made to any Unaffected Creditor, Priority Secured Creditor or Affected Creditor or to any Person on behalf of any Unaffected Creditor, Priority Secured Creditor or Affected Creditor all such amounts as JOI, JPI, JUSA or New JOI, as the case may be, is (i) required to deduct and withhold with respect to such payment under the ITA or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded, or (ii) entitled to withhold under section 116 of the ITA or any corresponding provision of provincial law.  To the extent that any amount is so withheld, such withheld amount shall be treated for all purposes as having been paid to the Unaffected Creditor, Priority Secured Creditor or Affected Creditor, as the case may be, in respect of whom such deduction and withholding was made, provided that such withheld amount shall be promptly remitted by JED to the appropriate tax authority unless a section 116 certificate shall have been issued by the Canada Revenue Agency (“CRA”) with a certificate limit at least equal to the distribution or payment to be made to a non-resident or unless a “Comfort Letter” shall have been issued by CRA or by any other relevant tax authority which indicates that either there is no obligation to remit tax or that any such obligation is deferred.

4.8

Regulatory Approvals

Subject to the terms hereof, JOI shall, as soon as reasonably practicable, make applications to the appropriate securities regulatory authorities having jurisdiction over such matters for:

(a)

an order from the securities regulatory authorities of the Provinces of Alberta, British Columbia, Saskatchewan and New Brunswick deeming that New JOI will cease to be a reporting issuer upon completion of the covenants set forth in Section 4.2; and

(b)

an order from the SEC withdrawing the common shares of New JOI from registration.

ARTICLE 5
PROCEDURAL MATTERS

5.1

Classification of Creditors

For the purposes of considering and voting upon this Plan, the Priority Secured Creditors, the Subordinate Secured Creditors, the Noteholders and the Unsecured Creditors shall each comprise a separate class.  Each Eligible Voting Affected Creditor shall be entitled to one vote for each whole Dollar of Claim Value, and any fraction of one Dollar of Claim Value shall be ignored for voting purposes.

5.2

Creditors’ Meetings

(a)

Following the filing of this Plan with the Court, JOI and JPI shall seek the Creditors’ Meeting Order authorizing JOI and JPI to jointly hold the Creditors’ Meeting on the date set by the Creditors’ Meeting Order at which the Eligible Voting Affected Creditors shall consider and vote upon this Plan.  No Person other than Eligible Voting Affected Creditors shall be entitled to consider and vote upon this Plan.  The Creditors’ Meeting shall be held in accordance with this Plan, the Creditors’ Meeting Order and any other applicable Order in respect of the procedure governing the Creditors’ Meeting.

(b)

A representative from the Monitor shall preside as the chair (the “Chair”) of the Creditors’ Meeting and shall decide all matters relating to the conduct of the Creditors’ Meeting.  The only Persons entitled to attend the Creditors’ Meeting are the Chair, representatives of the Monitor, representatives of JED, the Eligible Voting Affected Creditors (including the holders of Proxies), the Scrutineers (as defined below) and the respective legal counsel and financial advisors of any of the foregoing.  Any other Person may be admitted to the Creditors’ Meeting only on the invitation of the Chair.

(c)

The quorum required at any Creditors’ Meeting or any adjournment thereof shall be two Eligible Affected Voting Creditors in each class present in person or by Proxy.  If the requisite quorum is not present at the Creditors’ Meeting or if the Chair determines that the Creditors’ Meeting has to be postponed for any reason, then the Creditors’ Meeting shall be adjourned by the Chair to such date, time and place as may be determined by the Chair.

(d)

The Monitor may appoint scrutineers (the “Scrutineers”) for the supervision and tabulation of the attendance, quorum and Votes Cast at the Creditors’ Meeting.  A Person or Persons designated by the Monitor shall act as recording secretary of the Creditor’s Meeting.

5.3

Procedural Matters

(a)

Voting Procedure.  Each Eligible Voting Affected Creditor may vote in person by attending the Creditors’ Meeting or by proxy by submitting their duly completed Proxy in accordance with paragraphs 5.3(d) to 5.3(g) below.  The results of any and all votes in respect of any class of Eligible Voting Affected Creditors conducted at the Creditors’ Meeting shall be binding on each such class of Affected Creditors.

(b)

Disputed Claims.  The Monitor shall keep separate records and tabulations of votes cast in respect of: (i) Proven Claims; and (ii) Disputed Claims.  If approval or non-approval of this Plan by the Eligible Voting Affected Creditors in any class shall prove to be determined by the Votes Cast in respect of Disputed Claims, such result shall be reported to the Court as soon as reasonably possible with a request to the Court for directions regarding an expedited determination of any material Disputed Claims and an appropriate deferral of the application for the Sanction Order and any other applicable dates.  The fact that a Claim is allowed for voting purposes shall not preclude JED or the Monitor from disputing such Claim for distribution purposes.  Distributions from the Cash Pool in relation to any Disputed Claim in existence at the Plan Implementation Date will be held in escrow by the Monitor pending settlement or Final Determination of the Disputed Claim and shall not be distributed until there has been a settlement or Final Determination of the Disputed Claim.  To the extent that a Final Determination or settlement has been made in respect of a Disputed Claim in an amount which is less than the amount of funds in the Cash Pool attributed to such Disputed Claim, such surplus funds shall be distributed from the Cash Pool to the Affected Creditors on a pro rata basis in accordance with Sections 4.3 and 4.4 of this Plan.

(c)

Acceptance of Plan.  Votes cast by Eligible Voting Affected Creditors at the Creditors’ Meeting shall be binding upon the Eligible Voting Affected Creditors and shall be recorded at the time of the Creditors’ Meeting.  If the Required

Majority of each of the four classes of Eligible Voting Affected Creditors is achieved, this Plan shall be approved and shall be deemed to have been agreed to, accepted and approved by the requisite Affected Creditors of each such class.  For greater certainty, no class of creditors shall be bound by the terms of this Plan unless each class of creditors shall have agreed to this Plan by the Required Majority.

(d)

Appointment and Revocation of Proxies.  An Eligible Voting Affected Creditor wishing to appoint a proxy to represent such Eligible Voting Affected Creditor at the Creditors’ Meeting may do so by inserting such Person’s name in the blank space provided on a Proxy in the form attached hereto as Schedule ”C” (the “Proxy”) and sending or delivering the completed Proxy to the offices of the Monitor, at Ernst & Young Inc., at 1000, 440 - 2nd Avenue, S.W., Calgary, Alberta, T2P 5E9, attention Orest Konowalchuk, fax: (403) 290-4265, email: orest.konowalchuk@ca.ey.com (the “Monitor’s Office”).  A Proxy must be:

(i)

received at the Monitor’s Office by 5:00 p.m.  (Calgary time) at least one (1) Business Day immediately prior to the date set for the Creditors’ Meeting, or any adjournment thereof, or

(ii)

delivered to the Monitor at the Creditors’ Meeting prior to the commencement of the Creditors’ Meeting or any adjournment thereof.

Failure to so deposit the Proxy shall result in the invalidation of same.  JOI may be appointed by a Proxy.  JOI shall be entitled to solicit and collect Proxies containing votes in favour of this Plan for delivery to the Monitor.

An Eligible Voting Affected Creditor who has given a Proxy may revoke it (as to any matter on which a vote has not already been cast pursuant to its authority) by an instrument in writing executed by such Eligible Voting Affected Creditor or by his or her attorney, duly authorized in writing or, if an Eligible Voting Affected Creditor is not an individual, by an officer or attorney thereof duly authorized, and deposited either at the offices of the Monitor above mentioned on or before the last Business Day preceding the date of the meeting or any adjournment thereof, or with the Chair of the Creditors’ Meeting prior to the time of commencement of the Creditors’ Meeting, or any adjournment thereof.

(e)

Signature on Proxy.  The Proxy must be executed by the Eligible Voting Affected Creditor or his duly authorized attorney in writing, or if the Eligible Voting Affected Creditor is not an individual, the Proxy must be signed in its name by an authorized officer whose title should be indicated.  The Proxy signed by a person acting as attorney or in some other representative capacity should indicate such person’s capacity (following his signature) and it should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Monitor).

(f)

Voting of Proxies.  The Person named in the Proxy shall vote the Claims of the Eligible Voting Affected Creditor who granted such Proxy in accordance with the direction of such Eligible Voting Affected Creditor on any ballot that may be called for and where such Eligible Voting Affected Creditor specifies a choice with respect to any matter to be voted upon, the Claim shall be voted in accordance with the instructions of such Eligible Voting Affected Creditor.  In the absence of any such direction, such Claim shall be voted as an Affirmative Vote.

(g)

Exercise of Discretion of Proxy.  The accompanying Proxy confers a discretionary authority upon the Person named therein with respect to amendments or variations to the matters identified in the notice of the Creditor’s Meeting and in this Plan and with respect to other matters that may properly come before the Creditors’ Meeting.

(h)

Voting by Secured Creditors

(i)

Where, prior to the Creditors’ Meeting, no determination has been made by the Monitor or the Court as to whether a Claim of a Secured Creditor ranks in priority to the Noteholder’s Security, such Secured Creditor shall be entitled to vote the amount of its Claim Value on this Plan at the Creditors’ Meeting as if such Secured Creditor is a member of the class of Subordinate Secured Creditors, for the purposes of determining a Required Majority in the Subordinate Secured Creditor class.  Nothing herein shall be construed as prejudicing or otherwise affecting the right of such Secured Creditor to assert priority of its Claim over the Noteholder’s Security.  In the event that any portion of the Claim of such Secured Creditor is subsequently determined by the Monitor to rank in priority to the Noteholder’s Security, such portion of the Claim shall form part of the Priority Secured Claims and will be dealt with in accordance with this Plan.

(ii)

Where, prior to the Creditors’ Meeting, the Monitor has determined that the Claims of a Secured Creditor may not be fully secured, such Secured Creditor shall be entitled to vote on this Plan at the Creditors’ Meeting as if such Secured Creditor is a member of the class of Unsecured Creditors in respect of that portion of the Claims of such Secured Creditor as has been allowed by the Monitor to be an Unsecured Claim for the purpose of determining a Required Majority in the Unsecured Creditor class.  In the event that any portion of the Claims of such Secured Creditor as was allowed by the Monitor as an Unsecured Claim for voting purposes is subsequently determined by the Monitor to be secured, such portion of the Claim shall form part of the Priority Secured Creditor class or the Subordinate Secured Creditor Class, as applicable.

5.4

Supplemental Affected Claims

The following shall be the claims procedure for Affected Claims not otherwise subject to the Claims Procedure Order, including, without limitation, any Restructuring Claims, Employee Termination Claims and Director and Officer Indemnity Claims (collectively, the “Supplemental Affected Claims” and individually, a “Supplemental Affected Claim”):

(a)

Subject to paragraphs 5.4(b) and 5.4(c) below, a Notice to Creditors, in substantially the form as attached to this Plan as Schedule ”E” (the “Notice to Creditors”), shall:

(i)

be sent by the Monitor by fax, delivery, courier, regular mail or e-mail on or before September 8, 2009, to each known creditor of JOI, JPI or JUSA who holds or may hold a Supplemental Affected Claim; and

(ii)

be posted in an electronic version along with a Notice of Claim on the Monitor’s website on or before September 8, 2009.

(b)

JED shall provide all employees who are employees of JED on the Business Day immediately after the filing of this Plan with the Court (all of whom are herein defined collectively as the “Current Employees” or individually, a “Current Employee”), who are intended to be terminated by JED on or prior to the Plan Implementation Date with written notice of such intended termination (the “Employee Termination Notice”) and a Notice to Creditors at least ten (10) days’ prior to the date of the Creditors’ Meeting.  Such Employee Termination Notice shall advise the Current Employee that he or she may file a Notice of Claim.  Any Claim of any Current Employee who has received an Employee Termination Notice shall be an Affected Unsecured Claim and any Notice of Claim in respect of such Affected Unsecured Claim shall be filed with the Monitor by the Supplemental Claims Bar Date or such Supplemental Affected Claim shall be forever barred and extinguished as against JED and its Assets.

(c)

JED may repudiate or give notice of repudiation of any contract, lease or other agreement to which it is a party (the “Notice of Repudiation”) and provided such Notice of Repudiation is given, or repudiation takes place, at least ten (10) days’ prior to the Creditors’ Meeting or such lesser time as is approved by the Court, and a Notice of Claim is provided to each Person party to any such contract, lease or other agreement by such date, any Supplemental Affected Claim of such Person resulting or arising from the repudiation of such contract, lease or other agreement shall be an Affected Unsecured Claim and any Notice of Claim in respect of such Supplemental Affected Claim shall be filed with the Monitor by the Supplemental Claims Bar Date or such Supplemental Affected Claim shall be forever barred and extinguished against JED and its Assets.

(d)

Any Person with a Supplemental Affected Claim against JED or its Assets shall file a Notice of Claim with the Monitor.  The Notice of Claim must be:

(i)

received at the Monitor’s Office by 5:00 p.m.  (Calgary time) at least one (1) Business Day immediately prior to the date set for the Creditors’ Meeting, or any adjournment thereof, or

(ii)

delivered to the Monitor at the Creditors’ Meeting prior to the commencement of the Creditors’ Meeting or any adjournment thereof,

(being the “Supplemental Claims Bar Date”).

(e)

The Monitor shall review each Notice of Claim received by the Supplemental Claims Bar Date and shall, together with JED, decide whether to accept, revise or disallow the amount claimed for voting and/or distribution purposes under this Plan.  If the Monitor and JED are unable to resolve any dispute in respect of a Supplemental Affected Claim, such Supplemental Affected Claim may be accepted by the Monitor and JED for voting purposes only and treated in calculating the Required Majority in accordance with Section 5.3(b) of this Plan.

(f)

If the Monitor and JED decide to revise or disallow the amount of a Supplemental Affected Claim set forth in a Notice of Claim, the Monitor may:

(i)

together with JED attempt to consensually resolve the amount of the Supplemental Affected Claim with the Creditor; and/or

(ii)

by not later than fourteen (14) days after the Monitor has received a Notice of Claim in respect of a Supplemental Affected Claim, send a notice (a “Notice of Revision or Disallowance”) to the Affected Creditor by fax, delivery, courier, regular mail or e-mail transmission.

The Notice of Revision or Disallowance received by an Affected Creditor pursuant to paragraph 5.4(f)(ii) above shall be final, binding and conclusive unless the provisions of paragraph 5.4(g) below are complied with.

(g)

Any Affected Creditor will have fourteen (14) days from the date of issuance of a Notice of Revision or Disallowance by the Monitor to file and serve on Fraser Milner Casgrain LLP at 15th Floor, 855-2nd Street S.W., Calgary, Alberta T2P 0R8 (Fax: 268-3100), Attention: David Mann/David LeGeyt email: david.mann@fmc-law.com and david.legeyt@fmc-law.com and to the Monitor at the Monitor’s Office, a Notice of Motion returnable within seven (7) days of the date of its filing, together with an Affidavit in support, seeking a determination of the Supplemental Affected Claim.  Such Notice of Motion may be adjourned to a suitable hearing date by the agreement of the parties or the Court.

(h)

If an Affected Creditor who receives a Notice of Revision or Disallowance does not file a Notice of Motion in accordance with paragraph 5.4(g) above, then the Claims Value of such Affected Creditor’s Supplemental Affected Claim as allowed by the Monitor in the Notice of Revision or Disallowance shall be deemed to be accepted as final and binding.

(i)

Upon receipt of a Notice of Motion, the Monitor, together with JED, may attempt to consensually resolve the amount of the Supplemental Affected Claim with the Affected Creditor.

(j)

Notwithstanding anything contained herein, subject to further order of the Court, nothing shall prejudice or delay the ability of JED to hold the Creditors’ Meeting.

(k)

If any Affected Creditor claiming to have a Supplemental Affected Claim fails to prove such Supplemental Affected Claim in accordance with this Section 5.4, such Supplemental Affected Claim shall be forever barred and extinguished and such Affected Creditor shall be disentitled from receiving any distribution under this Plan in respect of such Supplemental Affected Claim and JED shall be released therefrom.  For greater certainty, notwithstanding any other provision of this Section 5.4, any Current Employee who receives an Employee Termination Notice less than ten (10) days’ prior to the date of the Creditors’ Meeting shall be an Unaffected Creditor under this Plan in respect of any Employee Termination Claim he or she may have.

5.5

Sanction Order

(a)

If this Plan is approved by the Required Majority of each class of Affected Creditors, JED shall promptly thereafter apply to the Court for the Sanction Order.

(b)

The Sanction Order shall include, among other things, the following provisions:

(i)

approval of this Plan;

(ii)

the releases referred to in Section 7.2 of this Plan;

(iii)

termination, release and discharge of all CCAA Charges established by the CCAA Initial Order or any other Order of the Court, effective on the Plan Implementation Date; and

(iv)

authorizing JOI and JPI to file the Articles of Reorganization and to implement the reorganization and effect the payments and distributions provided for in Article 4 above.

5.6

Termination of Plan

In the event that:

(a)

this Plan is not approved by the Required Majority of each class of Affected Creditors in accordance with this Plan;

(b)

the Sanction Order is not granted; or

(c)

the conditions set forth in Article 6 are not satisfied or waived in accordance with the terms of this Plan on or before the Plan Implementation Deadline;

then this Plan shall automatically terminate, in which case JED shall not be under any further obligation to continue with implementation of this Plan.

5.7

Court Assistance

JED reserves the right to seek the assistance and/or direction of the Court regarding any matter relating to this Plan.

ARTICLE 6
CONDITIONS OF PLAN IMPLEMENTATION AND TERMINATION

6.1

Conditions of Plan Implementation

Performance of the covenants under Section 6.3 and Article 7 of this Plan are subject to the following conditions for the benefit of JED, all or any of which may be waived in accordance with Section 6.2:

(a)

As at the Plan Implementation Date, there is not an Order or other judgment, order, decree, regulation, policy, law or other directive in effect by an Authorized Authority prohibiting, restraining or otherwise preventing the implementation of this Plan in accordance with its terms;

(b)

There shall have been no Material Adverse Change between the date of the Creditors’ Meeting Order and the Plan Implementation Date;

(c)

All approvals, orders, determinations or consents required pursuant to Applicable Law have been obtained on terms and conditions satisfactory to JED and to the Noteholders, each acting reasonably, and shall remain in full force and effect on the Plan Implementation Date;

(d)

The Plan Implementation Date shall have occurred on or before October 30,  2009 or such later date as may be agreed to between JOI, JPI, JUSA or New JOI, as the case may be, and the Noteholders, or ordered by the Court (the “Plan Implementation Deadline”);

(e)

This Plan shall have been approved by the Required Majority;

(f)

The Sanction Order, in form and substance satisfactory to JOI, JPI, JUSA or New JOI, as the case may be, and to the Noteholders, each acting reasonably, and which shall contain the matters set out in subsection 5.5(b) of this Plan, shall have been granted by the Court on or before October 7, 2009 or such other date as may be agreed to between JED and the Noteholders, and such Sanction Order as at the Plan Implementation Date shall be in full force and effect, not stayed or amended (unless with the consent of JOI, JPI, JUSA or New JOI, as the case may be, and the Noteholders, each acting reasonably);

(g)

The stay of proceedings under the CCAA Initial Order shall have been extended to at least the Plan Implementation Date and the CCAA Initial Order shall, as at the Plan Implementation Date, be in full force and effect, not stayed or amended after the date hereof (except with the consent of JOI, JPI, JUSA or New JOI, as the case may be);

(h)

Prior to or on the Plan Implementation Date, action number 0901-04397, commenced in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, by National-Oilwell Canada Ltd., 1234118 Alberta Ltd. operating as Pinnacle Rentals, 883492 Alberta Ltd. operating as Pinnacle Logging, and EOS Pipeline & Facilities Inc. shall be dismissed without costs on consent, with prejudice;

(i)

Prior to the Plan Implementation Date, JED shall have sent, in accordance with Article 5 of this Plan, a Notice to Creditors and an Employee Termination Notice or Repudiation Notice to all employees, contractors or other Creditors of JED, as the case may be,  whose relationships will be terminated prior to the Plan Implementation Date, such that those employees, contractors and other Creditors become Affected Creditors with Claims that are compromised, satisfied and released pursuant to the terms of this Plan;

(j)

Prior to or on the Plan Implementation Date, JOI shall have amalgamated with JPI to form New JOI and such amalgamation shall not have been stayed by any Order, or by any other directive of any other Authorized Agency, or otherwise;

(k)

Prior to or on the Plan Implementation Date, JUSA shall have paid in full all of its Creditors other than JOI and JPI;

(l)

Prior to or on the Plan Implementation Date, all outstanding Class C Special Shares and Class D Special Shares shall have been redeemed by JOI and cancelled for no consideration;

(m)

Prior to or on the Plan Implementation Date, all outstanding Share Purchase Warrants and Options issued by JOI shall have been cancelled for no consideration;

(n)

Prior to or on the Plan Implementation Date, New JOI shall have been deemed to not be a reporting issuer in the Provinces of Alberta, British Columbia, Saskatchewan and New Brunswick;

(o)

Prior to or on the Plan Implementation Date, the Cash Pool shall have been paid to the Monitor; and

(p)

Prior to or on the Plan Implementation Date, new JOI shall have issued the Common Shares, the Class A Special Shares and the Class B Special Shares and shall have delivered the same to the Monitor for distribution in accordance with the provisions of Article 4.

6.2

Waiver of Condition

JOI or New JOI, as the case may be, with the consent of the Noteholders, may waive compliance with the condition in whole or in part, in their sole discretion, by written notice to the Monitor.

6.3

Monitor’s Certificate

Upon written notice from New JOI to the Monitor that the conditions set out in Section 6.1 above have been satisfied or waived, the Monitor shall, as soon as possible following receipt of such written notice, file with the Court a certificate which states that all conditions precedent set out in 6.1 have been satisfied or waived, in substantially the form as the certificate attached as Schedule ”D” to this Plan (the “Monitor’s Certificate”).  If, in the opinion of the Monitor, the conditions precedent to implementation of the Plan have been satisfied or waived and New JOI has refused or declined to give the written confirmation of same contemplated in this section, the Monitor may, on five (5) days’ prior with notice to New JOI and the Noteholders, apply to the Court for leave to file the Monitor’s Certificate and if the Court confirms that the conditions precedent to implementation of this Plan have been satisfied or waived, the Monitor shall file the Monitor’s Certificate notwithstanding that it has not received the written confirmation from New JOI required by this section.

ARTICLE 7
PLAN IMPLEMENTATION

7.1

Release and Discharge of Liens by Secured Creditors

As soon as reasonably practicable following the Plan Implementation Date, and prior to receipt of any payments pursuant to this Plan, any Affected Creditor that has a Proven Claim shall provide to New JOI’s legal counsel all such financing change statements, notices, instruments, releases, certificates and other documents as may be necessary to release and discharge any writ, charge, lien, security interest or other encumbrance which has been or notice in respect of which has been filed or registered by or on behalf of the Affected Creditor against JOI, JPI, JUSA or New JOI, as the case may be, or any of their respective Assets.  New JOI and its legal counsel shall be, and are hereby, authorized to file, register and record any such document in any office of public record as they may see fit.  If for any reason any such documents are not provided or are ineffective, the Affected Creditor shall be deemed to consent to New JOI obtaining appropriate relief from the Court to effect any such releases and discharge.

7.2

Release of Claims

Effective on the Plan Implementation Date:

(a)

New JOI shall be released from all Claims of Affected Creditors other than in respect of its obligations pursuant to this Plan.

(b)

Subject to section 5.1(2) of the CCAA, all Creditors shall be deemed to have released and discharged the Monitor and its directors, officers, employees, agents, affiliates, professional advisors and associates and each and every past and present director, officer, employee, agent, affiliate, professional advisor and associate of JOI, JPI, JUSA and New JOI (collectively, the “Released Parties” and individually, a “Released Party”) from any and all demands, claims, including claims of any past and present officers, directors or employees for contribution and indemnity, actions, causes of action, counterclaims, D&O Claims, Director and Officer Indemnity Claims, Employee Termination Claims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, charges and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature which any person may be entitled to assert, including, without limitation, any and all claims in respect of any environmental condition or damage affecting any of the Assets, whether known or unknown, matured or unmatured, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Plan Implementation Date relating to, arising out of or in connection with the Assets, business or affairs of JOI, JPI, JUSA and New JOI, as the case may be, whenever and however conducted, the issuance of any security by JOI, JPI, JUSA and New JOI, as the case may be, this Plan, and the CCAA Proceedings.

7.3

Monitor’s On-going Obligations from and after the Plan Implementation Date

(a)

From and after the Plan Implementation Date, the Monitor shall continue to have, and shall not be released from, its obligations under this Plan, including, but not limited to:

(i)

the completion by the Monitor of all its duties in relation to the claims procedure and all matters related thereto as set out in the Claims Procedure Order and this Plan; and

(ii)

the completion by the Monitor of all other matters for which it is responsible in the CCAA Proceedings and pursuant to the Orders of the Court made in the CCAA Proceedings from time to time.

(b)

The Monitor reserves the right to seek the assistance and/or direction of the Court regarding its obligations under this Plan before and after the Plan Implementation Date.

7.4

Order of Implementation

The events set forth in Sections 4.1, 4.2 and 4.3 shall be deemed to have occurred in the order set forth in this Plan.

ARTICLE 8
GENERAL PROVISIONS

8.1

Further Assurances

Notwithstanding that the transactions and events set out in this Plan may be deemed to occur without any additional act or formality other than as may be expressly set out herein, each of the Persons affected hereto shall make, do, and execute or cause to be trade, done or executed all such further acts, deeds, agreements, assignments, transfers, conveyances, discharges, assurances, instruments, documents, elections, consents or filings as may be reasonably required by JOI, JPI, JUSA or New JOI, as the case may be, in order to implement this Plan.

8.2

Paramountcy

Without limiting any other provision hereof, from and after the Plan Implementation Date, in the event of any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed, or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral and any and all amendments or supplements thereto existing as at the Plan Implementation Date between JOI, JPI, JUSA and New JOI, as the case may be, and any other Persons affected by this Plan, the terms, conditions and provisions of this Plan shall govern and shall take precedence and priority.

8.3

Waiver of Defaults

From and after the Plan Implementation Date, each Creditor shall be deemed to have waived any and all defaults by JOI, JPI, JUSA and New JOI, as the case may be, arising on or prior to the Plan Implementation Date in respect of any covenant, warranty, representation, term, provision, condition or obligation, express or implied, in every contract, agreement, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral.  Any and all notices of default, acceleration of payments and demands for payments under any instrument, or notices given under the CCAA, including without limitation, any notices of intention to proceed to enforce security, shall be deemed to have been rescinded and withdrawn.

8.4

Compromise Effective for all Purposes

The payment, compromise or satisfaction of any Claims under this Plan, if sanctioned and approved by the Court, shall be binding upon each Affected Creditor, and his, her or its heirs, executors, administrators, legal personal representatives, successors and assigns, as the case may be, for all purposes.

8.5

Amendments to Plan

JED reserves the right, with the consent of the Noteholders, to file any modification of or amendment to this Plan by way of a supplementary or amended and restated plan or plans of compromise or arrangement or both filed with the Court at any time or from time to time prior to the Creditors’ Meeting, in which case any such supplementary or amended and restated plan or plans of compromise or arrangement or both shall, for all purposes, be and be deemed to be a part of and incorporated into this Plan, provided that no such amendment or modification that materially and adversely affects the rights or treatment hereunder of any class of Affected Creditors shall be so filed without first obtaining the approval of the Court.  JOI shall give notice by publication or otherwise to all Affected Creditors in an affected class of the details of any modifications or amendments prior to the vote being taken to approve this Plan, as modified or amended.  JOI may propose an alteration or modification to this Plan at the Creditors’ Meeting.  After such Creditors’ Meeting, JOI or New JOI may at any time and from time to time vary, amend, modify or supplement this Plan if the Court determines on notice that such variation, amendment, modification or supplement is of a technical nature that would not be materially prejudicial to the interests of any of the Affected Creditors and is necessary in order to give effect to the substance of this Plan or the Sanction Order.

8.6

Notices

Any notice or other communication to be delivered hereunder will be in writing and will reference this Plan and may, subject to as hereinafter provided, be made or given by mail, personal delivery or by facsimile or email transmission addressed to the respective parties as follows:

(a)

if to JED:

JED OIL INC.,

Box 1420, 1601 - 15th Avenue

Didsbury, Alberta

T0M 0W0

Attention:

Jeff Huckle

Fax:

(403) 335-8391

E-mail:

jhuckle@jedoil.com

with a copy to:

Fraser Milner Casgrain LLP

15th Floor, 855-2nd Street S.W.

Calgary, AB T2P 0R8

Attention:

David W. Mann

Fax:

(403) 268-3100

E-mail:

david.mann@fmc-law.com

(b)

if to an Affected Creditor:

To the last known address (including fax number or email address) for such Affected Creditor as specified in the Notice of Claim filed by such Affected Creditor or, in the absence of such Notice of Claim, to the last known address for such Affected Creditor as set out in the books and records of JED or such other address of which the Affected Creditor may from time to time notify the Monitor in accordance with this Section., and in the case of any such notice or other communication to be sent to the Noteholders, with a copy to:

c/o Borden Ladner Gervais LLP

1000 Canterra Tower, 400 - 3 Avenue, S.W.

Calgary, Alberta  T2P 4H2

Attention:

Patrick McCarthy, Q.C.

Fax:

(403) 266-1395

E-mail:

pmccarthy@blgcanada.com

(c)

if to the Monitor:

Ernst & Young Inc.,

1000, 440 - 2nd Avenue, S.W.

Calgary, Alberta, T2P 5E9

Attention:

Neil Narfason

Fax:

(403) 290-4265

E-mail:

neil.narfason@ca.ey.com

with a copy to:

Macleod Dixon LLP

3700 Canterra Tower, 400 - 3rd Avenue, S.W.

Calgary, Alberta T2P 4H2

Attention:

Howard Gorman

Fax:

(403) 264-5973

E-mail:

howard.gorman@macleoddixon.com

or to such other address as any party may from time to time notify the others in accordance with this Section.  All such notices and communications which are delivered will be deemed to have been received on the date of delivery.  All such notices and communications which are faxed or emailed will be deemed to be received on the date faxed or emailed if sent before 3:00 p.m.  Calgary time on a Business Day and otherwise will be deemed to be received on the Business Day next following the day upon which such fax or email was sent.  Any notice or other communication sent by mail will be deemed to have been received on the third Business Day after the date of mailing.

ARTICLE 9
DEFINITIONS AND INTERPRETATION

9.1

Definitions

In this Plan, unless the context should otherwise require, the capitalized terms and phrases used but not defined herein have the respective meanings given to them in Schedule “A” attached hereto.

9.2

Article and Section Reference

The terms “this Plan”, “hereof”, “hereunder”, “herein”, and similar expressions refer to this Plan as amended, and not to any particular article, section, subsection, paragraph or clause of this Plan, and include any instrument supplemental hereto.  In this Plan, a reference to an article, section, subsection, clause or paragraph shall, unless otherwise stated, refer to an article, section, subsection, paragraph or clause of this Plan.

9.3

Extended Meanings

In this Plan, where the context so requires, any word importing the singular number shall include the plural and vice versa; and any word or words importing gender shall include all genders.

9.4

Interpretation Not Affected by Headings

The division of this Plan into articles, sections, subsections, paragraphs and clauses and the insertion of a table of contents and headings are for convenience of reference and shall not affect the construction or interpretation of this Plan.

9.5

Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

9.6

Currency

Unless otherwise stated herein, all references to currency in this Plan are to lawful money of Canada.

9.7

Statutory References

Any reference in this Plan to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

9.8

Successors and Assigns

This Plan shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns, as the case may be, of any Person named or referred to in this Plan.

9.9

Governing Law

This Plan shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.  All questions as to the interpretation of or application of this Plan and all proceedings taken in connection with this Plan and its revisions shall be subject to the exclusive jurisdiction of the Court.

9.10

Inclusive Meaning

As used in this Plan, the words “include”, “includes”, “including” or any other derivation thereof means, in any case, those words as modified by the words “without limitation”.

9.11

Schedules

The following are the Schedules to this Plan, which are incorporated by reference into this Plan and form an integral part hereof

(a)

Schedule “A” — Definitions

(b)

Schedule “B” — Articles of Reorganization

(c)

Schedule “C” — Form of Proxy

(d)

Schedule “D” — Monitor’s Certificate

(e)

Schedule “E” — Form of Notice to Creditors

(f)

Schedule "F" – Form of Notice of Meeting

Schedule “A”

SCHEDULE “A”

to the Third Amended and Restated Plan of Arrangement of JED Oil Inc., JED Production Inc. and JED Oil (USA) Inc. pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Business Corporations Act (Alberta)

DEFINITIONS

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000 c.  B-9, as amended;

“Administration Charge” has the meaning given to it in paragraph 34 of the CCAA Initial Order;

“Affected Claims” means all Claims of Affected Creditors;

“Affected Creditor” means a Person who is an Unsecured Creditor, a Subordinate Secured Creditor, a Priority Secured Creditor, a Noteholder, or a Person having a Supplemental Affected Claim, together with his, her or its respective heirs, executors, administrators, legal representatives, successors and assigns;

“Affected Unsecured Claim” means the Affected Claim of an Unsecured Creditor;

“Affiliate” means, in relation to any Person, any other Person or group of Persons acting in concert, directly or indirectly, that Controls, is Controlled by or under common Control with the first mentioned Person;

“Affirmative Votes” means the votes of the Eligible Voting Affected Creditors who have voted in favour of the Plan at the Creditors’ Meeting, in person or by proxy, and “Affirmative Vote” shall mean any one of them;

“Applicable Law” means, in relation to any Person, transaction or event, all applicable provisions of law, statutes, rules, regulations, official directives and orders of, and the terms of all judgments, orders and decrees issued by, any Authorized Authority by which such Person is bound or having application to the transaction or event in question;

“Articles of Reorganization” means the form of articles of reorganization of JOI in the form attached as Schedule ”B” to this Plan;

“Assets” means all of the property, assets, business and undertaking of JOI, JPI and JUSA or any of them, as the case may be;

“Authorized Authority” means, in relation to any Person, transaction or event, any:

(a)

federal, provincial, state, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign;

(b)

agency, authority, commission, instrumentality, regulatory body, court, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

Schedule “A”

(c)

court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; or

(d)

another body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event;

“Business Day” means, with respect to any action to be taken, any day other than Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

“Cash Pool” means $2,325,500.00 to be delivered by JOI and JPI or either of them to the Monitor for distribution to the Priority Secured Creditors, the Special Crown Claimants and the Subordinate Secured Creditors in accordance with the Plan;

“CCAA” means the Companies’ Creditors Arrangement Act (Canada), R.S.C.  1985, c.  C-36, as amended;

“CCAA Charges” means the Administration Charge, the Director’s Charge and the Retention Plans Charge, all as defined in the Initial Order;

“CCAA Filing Date” means August 13, 2008, being the date of the CCAA Initial Order;

“CCAA Initial Order” means the order granted by the Court in the CCAA Proceedings on August 13, 2008;

“CCAA Proceedings” means the proceedings commenced under the CCAA on August 14, 2009 in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, as Action No.  0801-09492;

“Chair” has the meaning given to it in Section 5.2(b) of the Plan;

“Claim” means any claim of any Person against JOI, JPI or JUSA or their respective Assets in connection with any indebtedness, liability or obligation of any kind of JOI, JPI or JUSA in existence on the Plan Implementation Date, including any fines, penalties and fees in respect thereof, and any interest accrued thereon, if entitled thereto, howsoever evidenced, and costs payable in respect thereof, whether or not such indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known or unknown, by guarantee, surety, insurance deductible or otherwise, and whether or not such indebtedness, liability or obligation is executory or anticipatory in nature, including the right or ability of any Person (including any past or present officer or director of JOI, JPI or JUSA) to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, which indebtedness, liability or obligation is based in whole or in part on facts existing prior to the Plan Implementation Date, and includes any other claim that would have been a claim provable in bankruptcy had JOI, JPI or JUSA become bankrupt on the Plan Implementation Date, including any claims of the Crown;

Schedule “A”

“Claims Bar Date” means the “Claims Bar Date” as set out in the Claims Procedure Order, any other Order of the Court, and the Plan, respectively;

“Claims Procedure Order” means the Claims Procedure Order of the Court dated September 15, 2008;

“Claim Value”, means, with respect to any Creditor, the amount of such Creditor’s Proven Claim, or in the case of a Disputed Claim, the value assigned to such Disputed Claim for voting purposes by the Monitor or the Court.  The assignment of a Claim Value to a Disputed Claim for purposes of voting at the Creditors’ Meeting shall not be construed as an admission that the Disputed Claim is a Proven Claim for distribution or any other purposes.

“Class A Special Shares” means the 29,037,500 Class A non-voting special shares of New JOI to be issued and distributed to the Noteholders hereunder and which will have the attributes set forth in the Articles of Reorganization:

“Class B Special Shares” means the 5,462,500 Class B non-voting special shares of New JOI to be issued and distributed to the Unsecured Creditors hereunder and which will have the attributes set forth in the Articles of Reorganization;

“Class C Special Shares” means the 85,779,085 Class C voting special shares of New JOI to be issued and distributed to the holders of common shares of JOI and which will have the attributes set forth in the Articles of Reorganization;

“Class D Special Shares” means the 1,797,474 Class D non-voting special shares of New JOI to be issued and distributed to the holders of preferred shares of JOI, and which will have the attributes set forth in the Articles of Reorganization;

“Common Shares” means the 40,240 common shares of New JOI to be issued and distributed to the Noteholders hereunder and which will have the attributes set forth in the Articles of Reorganization;

“Control” means the possession, directly or indirectly, by such Person or group of Persons acting in concert, of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities, other voting interests or otherwise;

“Court” means an Authorized Authority having jurisdiction in the CCAA Proceedings;

“Creditor” means any Person having a Claim;

“CRA” has the meaning given to it in Section 4.7(b) of the Plan;

“Creditors’ Meeting” means the meeting of Eligible Voting Affected Creditors called for the purposes of considering or voting in respect of this Plan, which has been set by the Creditors’ Meeting Order;

Schedule “A”

“Creditors’ Meeting Order” means the Order of the Court approving this Plan as the Plan to be submitted to the Affected Creditors and giving all necessary directions regarding the Creditors’ Meeting and all other things necessary to achieve the implementation of this Plan, as it may be amended or supplemented;

“Crown” means Her Majesty in right of Canada or a province thereof;

“Current Employee” and “Current Employees” have the meanings given to them in Section 5.4(b) of this Plan;

“D&O Claim” means any Claim for which any Person may be indemnified under the Director’s Charge;

“Director and Officer Indemnity Claims” means all Claims of any director or officer of JOI or JPI in respect of which such director or officer is entitled to be indemnified under paragraph 24 of the Initial Order but only to the extent that such Claims (a) are secured by the Directors’ Charge (as defined in the Initial Order), and (b) are not otherwise released by Section 7.2(b) of the Plan;

“Director’s Charge” has the meaning given to it in paragraph 25 of the CCAA Initial Order;

“Disputed Claim” means any Claim which has been received by the Monitor but has not been accepted as proven or which is being disputed in whole or in part by the Monitor or any other Person entitled to do so and has not been resolved by agreement or by further Order of the Court;

“Dollars” and “$” mean dollars in lawful currency of Canada;

“Eligible Voting Affected Creditor” means an Affected Creditor whose Claim has a Claim Value;

“Employee Termination Claims” means all Claims of former employees and Current Employees of JOI or JPI for statutory or common law termination pay, severance pay and/or wrongful dismissal damages resulting or arising from a termination of employment by JOI or JPI between the CCAA Filing Date and the Plan Implementation Date;

“Employee Termination Notice” has the meaning given to it in Section 5.4(b) of the Plan;

“Final Determination” means any determination for which, pursuant to Applicable Law, all time limits for and all rights to dispute, appeal or further appeal (from) such determination have expired or been exhausted;

"First Secured Debentures" means the secured debentures to be issued to the Priority Secured Creditors hereunder, which shall:

(a)

grant a mortgage and charge of and a security interest in the real and personal property of New JOI, subject to all mortgages, charges, security interests, liens and other encumbrances thereon on the Plan Implementation Date and having given effect to the Plan;

Schedule “A”

(b)

mature and be paid in full on the first anniversary of the Plan Implementation Date;

(c)

accrue interest at the rate of 5% per annum, compounded and payable monthly in arrears from and including the Plan Implementation Date to but excluding the date of payment thereof in full;

(d)

contain a prohibition on new secured debt ranking in priority to the First Secured Debentures while the First Secured Debentures are outstanding, except with the consent of the holders of a majority of the First Secured Debentures by value; and

(e)

become immediately due and payable upon any insolvency of New JOI, any sale of all or substantially all of the assets of New JOI, or any new equity issuance by New JOI other than

(i)

pursuant to the Plan; or

(ii)

pursuant to the exercise of an option to purchase any securities issued by New JOI granted under any employee stock option plan maintained by New JOI; or

(iii)

in consideration of the purchase or other acquisition by New JOI of any property from any other Person;

“Insured Claims” has the meaning given to it in Section 2.3(f) of the Plan;

“ITA” means the Income Tax Act (Canada), as amended;

“JED” has the meaning given to it in Section 1.1 of the Plan;

“JOI” means JED Oil Inc.;

“JPI” means JED Production Inc.;

“JUSA” means JED Oil (USA) Inc.;

“Material Adverse Change” means, before giving effect to the transactions contemplated by the Plan, any material adverse change, financial or otherwise, in the business, financial condition, operations, prospects, Assets or affairs of JED, taken as a whole, or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes in the market price of JOI common shares or changes attributable to general economic conditions, including changes in interest rates and fluctuations in the prices of petroleum substances);

“Monitor” means Ernst & Young Inc., as monitor in the CCAA Proceedings;

“Monitor’s Certificate” has the meaning given to it in Section 6.3 of the Plan;

“Monitor’s Office” has the meaning given to it in Section 5.3(d) of the Plan;

Schedule “A”

“Negative Votes” means the votes of the Eligible Voting Affected Creditors who have voted against this Plan at the Creditors’ Meeting;

“New JOI” means the corporation resulting from the amalgamation of JOI and JPI;

“Noteholders” means the holders of the Notes;

“Noteholder Claim” means the Claim of any Noteholder;

“Noteholders Security” means the security interests granted by JOI and by JPI to Computershare Trust Company of Canada, as agent for an on behalf of the Noteholders;

“Notes” means the 10% senior subordinated convertible notes which were originally due on February 1, 2008, issued pursuant to a note purchase agreement dated as of May 31, 2006, as amended;

“Notice of Claim” means the Notice of Claim in substantially the form attached to the Claims Procedure Order, as submitted to the Monitor by an Affected Creditor in accordance with the Claims Procedure Order, the Creditors’ Meeting Order or the Plan, and “Notices of Claim” means more than one of them;

“Notice of Repudiation” has the meaning given to it in Section 5.4(c) of the Plan;

“Notice of Revision or Disallowance” means the notice delivered by the Monitor to an Affected Creditor in accordance with Section 5.4(f)(ii) of the Plan;

“Notice to Creditors” has the meaning given to it in Section 5.4(a) of the Plan;

“Order” means any order of the Court in the CCAA Proceedings;

“Person” includes any individual, partnership, limited partnership, joint venture, trust, body corporate, unincorporated organization, committee, trade creditors’ committee, government or agency or instrumentality thereof, and any other entity howsoever designated or constituted, and “Persons” shall mean more than one of them;

“Plan” means the Third Amended and Restated Plan of Arrangement to which this Schedule ”A” is attached, as restated, supplemented or amended from time to time;

“Plan Filing Date” means the date that the Plan was originally filed with the Court, being September 2, 2009;

“Plan Implementation Date” means the date that all of the conditions set forth in Section 6.1 have been satisfied or waived;

“Plan Implementation Deadline” has the meaning ascribed to it in Section 6.1(d);

“Priority Secured Creditors” means Secured Creditors of JOI and of JPI with Proven Claims ranking in priority to the Noteholders Security as at the CCAA Filing Date and includes all Claims secured by the Retention Plans Charge;

Schedule “A”

“Priority Secured Claim” means a Claim of a Priority Secured Creditor;

“Proven Claim” means a Claim from an Affected Creditor in respect of which there has been a Final Determination of such Claim in accordance with the Plan and/or any applicable Order;

“Proxy” has the meaning given to it in Section 5.3(d) of this Plan and “Proxies” means more than one of them;

“Released Parties” and “Released Party” have the meanings given to them respectively in Section 7.2(b) of the Plan;

“Required Majority” means, with respect to each class of Affected Creditors, (a) the number of Affirmative Votes exceeds 50% of the Votes Cast, and (b) the aggregate Claim Value attributable to the Affirmative Votes equals or exceeds 66 ⅔% of the aggregate Claim Value attributable to the Votes Cast;

“Restructuring Claim” means any claim to a right of any Person against JOI or JPI in connection with any indebtedness, liability or obligation of any kind owed to such Person arising out of the restructuring, repudiation, termination or failure to perform by either JOI or JPI, as the case may be, after the CCAA Filing Date of any contract, lease or other agreement, whether written or oral;

“Restructuring Costs” means all of JOI’s costs (including legal, accounting, engineering and other consultants), incurred in respect of the CCAA Proceedings up to the Plan Implementation Date, including, without limitation, in the preparation of and implementation of the terms of the Plan, including relating to finalizing the Claims process and determination of priority;

“Retention Plans Charge” has the meaning given to it in paragraph 37 of the CCAA Initial Order, as amended by subsequent Order;

“Sanction Order” means an Order sanctioning this Plan and giving all necessary directions regarding its implementation;

“Scrutineers” has the meaning given to it in Section 5.2(d) of the Plan;

“Second Secured Debentures” means the secured debentures to be issued to the Subordinate Secured Creditors hereunder, which shall:

(a)

grant a mortgage and charge of and a security interest in the real and personal property of New JOI, subject to all mortgages, charges, security interests, liens and other encumbrances thereon on the Plan Implementation Date and having given effect to the Plan;

(b)

mature and be paid in full on the second anniversary of the Plan Implementation Date;

Schedule “A”

(c)

accrue interest at the rate of 5% per annum, compounded and payable monthly in arrears from and including the Plan Implementation Date to but excluding the date of payment thereof in full;

(d)

contain a prohibition on new secured debt (other than the First Secured Debentures) ranking in priority to the Second Secured Debentures while the Second Secured Debentures are outstanding, except with the consent of the holders of a majority of the Second Secured Debentures by value; and

(e)

become immediately due and payable upon any insolvency of New JOI, any sale of all or substantially all of the assets of New JOI, or any new equity issuance by New JOI other than

(i)

pursuant to the Plan; or

(ii)

pursuant to the exercise of an option to purchase any securities issued by New JOI granted under any employee stock option plan maintained by New JOI; or

(iii)

in consideration of the purchase or other acquisition by New JOI of any property from any other Person;

“Secured Creditors” means those Creditors who are “secured creditors” of JOI or of JPI within the meaning of the CCAA;

“Special Crown Claimant” means a Crown in respect of a Special Crown Claim held by such Crown;

“Special Crown Claims” means Claims of Her Majesty in right of Canada or a province thereof, for all amounts that are outstanding at the Plan Implementation Date and are of a kind that could be subject to a demand under:

(a)

subsection 224(1.2) of the ITA;

(b)

any provision of the Canada Pension Plan or of the Employment Insurance Act that refers to subsection 224(1.2) of the ITA and provides for the collection of a contribution, as defined in the Canada Pension Plan, or an employee’s premium, or employer’s premium, as defined in the Employment Insurance Act, and of any related interest, penalties or other amounts; or

(c)

any provision of provincial legislation that has a similar purpose to subsection 224(1.2) of the ITA, or that refers to that subsection, to the extent that it provides for the collection of a sum, and of any related interest, penalties or other amounts, where the sum

(i)

has been withheld or deducted by a person from a payment to another person and is in respect of a tax similar in nature to the income tax imposed on individuals under the ITA, or

Schedule “A”

(ii)

is of the same nature as a contribution under the Canada Pension Plan if the province is a “province providing a comprehensive pension plan” as defined in subsection 3(1) of the Canada Pension Plan and the provincial legislation establishes a “provincial pension plan” as defined in that subsection;

“Subordinate Secured Claim” means a Claim of a Subordinate Secured Creditor;

“Subordinate Secured Creditors” means Secured Creditors of JOI and of JPI with Proven Claims which do not rank in priority to the Noteholders Security as at the CCAA Filing Date;

“Supplemental Affected Claims” has the meaning given to it in Section 5.4 of the Plan;

“Supplemental Claims Bar Date” has the meaning given to it in Section 5.4(d) of the Plan;

“Unaffected Claims” has the meaning given to it in Section 2.3 of the Plan;

“Unaffected Creditor” means a Creditor holding an Unaffected Claim, but only in respect of that Unaffected Claim;

“Unproven Claims” has the meaning given to it in Section 4.6 of the Plan;

“Unsecured Claim” means the Claim of an Unsecured Creditor;

“Unsecured Creditor” means a Creditor who is an “unsecured creditor” of JOI or JPI within the meaning of the CCAA and includes Creditors holding a Restructuring Claim, Employee Termination Claim and Director and Officer Indemnity Claim and, to the extent any Priority Secured Creditor, Subordinate Secured Creditor or Noteholder is not fully secured, such Priority Secured Creditor, Subordinate Secured Creditor or Noteholder shall be treated as an Unsecured Creditor for the unsecured portion of its claim;

“Unsecured Director and Officer Indemnity Claims” means all Claims of all present and former directors and officers of JOI or JPI for indemnity in respect of any cause, matter or thing which do not constitute Director and Officer Indemnity Claims;

“US Dollars” means dollars in lawful currency of the United States of America; and

“Votes Cast” means the sum of the Affirmative Votes and the Negative Votes of the Eligible Voting Affected Creditors present at the Creditors’ Meeting in person or by Proxy.

SCHEDULE “B”

to the Third Amended and Restated Plan of Arrangement of JED Oil Inc., JED Production Inc. and JED Oil (USA) Inc. pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Business Corporations Act (Alberta)

ARTICLES OF REORGANIZATION

(See Attached)

Schedule “B”

ALBERTA	ARTICLES OF REORGANIZATION Business Corporations Act Section 192
1. Name of Corporation	2. CORPORATE ACCESS NUMBER
JED OIL INC.	2010644074
3. In accordance with the Order for Reorganization, the Articles of Incorporation are amended as follows:

Pursuant to the provisions of section 192 of the Business Corporations Act, the Articles of the Corporation are hereby amended by Court Order:

a)

to replace the rights, privileges, restrictions and conditions attached to the Common Shares in the capital of the Corporation with those set forth in the annexed Schedule A;

b)

to authorize the issue of;

i)

29,037,500 Class A Special Shares;

ii)

5,462,500 Class B Special Shares;

iii)

85,779,085 Class C Special Shares; and

iv)

1,797,474 Class D Special Shares;

all subject to the rights, privileges, restrictions and conditions set forth in the annexed Schedule A;

c)

to exchange all issued and outstanding Common Shares for Class C Special Shares on a one for one basis;

d)

to exchange all issued and outstanding Series B Preferred Shares for Class D Special Shares on a one for one basis;

e)

to cancel all reference to the Preferred Shares, Series A Preferred Shares and Series B Preferred Shares; and

f)

to delete the Schedule A currently attached to the Articles and replace it with the amended Schedule A attached hereto.

NAME OF PERSON AUTHORIZING (PLEASE PRINT)	SIGNATURE

TITLE (PLEASE PRINT)	DATE

THIS INFORMATION IS BEING COLLECTED FOR THE PURPOSES OF CORPORATE REGISTRY RECORDS IN ACCORDANCE WITH THE BUSINESS CORPORATIONS ACT.  QUESTIONS ABOUT THE COLLECTION OF THIS INFORMATION CAN BE DIRECTED TO THE FREEDOM OF INFORMATION AND PROTECTION OF PRIVACY COORDINATOR FOR ALBERTA ALBERTA REGISTRIES, RESEARCH AND PROGRAM SUPPORT, 3RD FLOOR, COMMERCE PLACE, ,10155 – 102 STREET, EDMONTON, ALBERTA T5J 4L4, (780) 422-7330.

REG 3040 (99/01)

Schedule “B”

SCHEDULE “A”

to the Articles of Reorganization of JED Oil Inc.

1.

Authorized Share Capital.

The classes and maximum number of shares that the Corporation is authorized to issue:

(a)

unlimited number of Common Shares;

(b)

29,037,500 Class A Special Shares;

(c)

5,462,500 Class B Special Shares;

(d)

85,779,085 Class C Special Shares; and

(e)

1,797,474 Class D Special Shares;

all without nominal or par value and subject to the rights, privileges, restrictions and conditions as set out below.

2.

Common Shares.

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

(a)

Voting.  The holders of Common Shares of the Corporation shall be entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Corporation except at meetings where only holders of a specified class of shares are entitled to attend and vote. Each Common Share shall entitle the holder thereof to one vote.

(b)

Dividends.  Subject to applicable law, the holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the board of directors of the Corporation from time to time.

(c)

Liquidation, dissolution, etc.  In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of Common Shares shall, subject to the rights of the holders of the Class A Special Shares and the Class B Special Shares, be entitled to receive all of the remaining property and assets of the Corporation.

3.

Class A Special Shares.

The rights, privileges, restrictions and conditions attaching to the Class A Special Shares shall be as follows:

Schedule “B”

(a)

Voting.  The holders of Class A Special Shares of the Corporation are not entitled to receive notice of, to attend or vote at meetings of shareholders of the Corporation, except for meetings at which holders of Class A Special Shares are entitled to vote.  If a holder of Class A Special Shares is entitled to vote at a meeting, then each Class A Special Share shall entitle the holder thereof to one vote.

(b)

Dividends.  Subject to applicable law, the holders of Class A Special Shares shall be entitled to receive such dividends as may be declared thereon by the board of directors of the Corporation from time to time.

(c)

Liquidation, etc.  In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Class A Special Shares shall be entitled to receive from the assets and property of the Corporation, a sum equivalent to the Redemption Amount (as defined below), plus any declared but unpaid dividends, in respect of each Class A Special Share held by them, before any amount shall be paid or any property or assets of the Corporation distributed to the holders of the Common Shares, but pro rata with any distribution of the redemption amount of the Class B Special Shares, plus any declared but unpaid dividends thereon, to the holders of the Class B Special Shares pursuant to section 4(c).  If the assets and property of the Corporation are less than the redemption amount plus any declared and unpaid dividends in respect of the Class A Special Shares and the Class B Special Shares, then each holder of Class A Special Shares shall receive their pro rata portion of such assets and property, which shall be determined by the number Class A Special Shares held by such holder divided by the total number of issued and outstanding Class A Special Shares and Class B Special Shares.

(d)

Redemption.

(i)

Subject to applicable law, the Corporation shall redeem the outstanding Class A Special Shares from the holders of such shares on a pro rata basis, as set forth below, on payment to holders thereof of  $1.00 per Class A Special Share (in this section 3, the “Redemption Amount”), plus any declared but unpaid dividends thereon.  The Corporation shall redeem:

(A)

1,262,500 Class A Special Shares on October <>, 2010;

(B)

1,262,500 Class A Special Shares on October <>, 2011; and

(C)

1,262,500 Class A Special Shares on October <>, 2012.

(ii)

The Corporation shall send a notice to the holders of the outstanding Class A Special Shares at least fourteen (14) days prior to the date a redemption is to occur pursuant to section 3(d)(i) (in this section 3, the “Redemption Date”), by pre-paid registered mail or by courier, and such notice shall include (A) the number of Class A Special Shares held by the holder, (B) the number of Class A Special Shares to be redeemed by the Corporation,

Schedule “B”

(C) the procedure the holder is to follow in order to deposit its certificate representing the Class A Special Shares to be redeemed, and (D) the Redemption Date.  The notice shall be sent to the holder at the last address of the holder on the records of the Corporation, or to the current address of the holder known to the Corporation.  The failure of a holder to receive the notice shall not affect validity of the redemption of their shares pursuant to this section 3.

(iii)

On the Redemption Date, subject to the terms and conditions set forth herein, the Corporation shall (A) pay the Redemption Amount to the holders of the Class A Special Shares subject to redemption, (B) cancel the Class A Special Shares subject to redemption, (C) in the event not all of the Class A Special Shares represented by the share certificate submitted by the holder are subject to redemption, issue a replacement share certificate representing the balance of the Class A Special Shares held by the holder, and (D) deliver the aforementioned payment and replacement share certificate, if any, to the holder.  If a holder has not surrendered their certificate representing the Class A Special Shares subject to redemption, the Corporation or its transfer agent, if any, shall hold the payment for such redeemed shares in trust for such holder.  Notwithstanding the failure by a holder of Class A Special Shares to surrender their share certificate for redemption, the shares subject to redemption shall be deemed to have been redeemed as of the Redemption Date and the holders thereof shall have no further rights with respect to such shares, other than the rights set forth in this section 3(d)(iii).

(e)

Retraction.

(i)

Subject to applicable law, any holder of Class A Special Shares may require the Corporation to retract all of the Class A Special Shares held by such holder, at any time after October <>, 2012 for the Redemption Amount, plus any declared but unpaid dividends on such shares.  The holder shall send, at least thirty (30) days prior to the Retraction Date (as defined below) a written notice (in this section 3, the “Retraction Notice”), by pre-paid registered mail or by courier, of such retraction and such notice shall include (A) the number of Class A Special Shares held by the holder, (B) the certificate or certificates representing the Class A Special Shares to be retracted, and (C) the date the retraction is to occur (in this section 3, the “Retraction Date”).

(ii)

On the Retraction Date, the Corporation shall (A) pay the Redemption Amount to the holder of the Class A Special Shares in respect of the Retraction Notice that was given, (B) cancel such Class A Special Shares, and (C) deliver the aforementioned payment to such holder. Upon payment of the Redemption Amount, plus any declared, but unpaid dividends with respect of such Class A Special Shares, such shares shall

Schedule “B”

be deemed to be cancelled and the holder thereof shall have no further rights thereto.

4.

Class B Special Shares.

The rights, privileges, restrictions and conditions attaching to the Class B Special Shares shall be as follows:

(a)

Voting.  Subject to section 4(f), the holders of Class B Special Shares of the Corporation are not entitled to receive notice of, to attend or vote at meetings of shareholders of the Corporation, except for meetings at which holders of Class B Special Shares are entitled to vote.  If a holder of Class B Special Shares is entitled to vote at a meeting, then each Class B Special Share shall entitle the holder thereof to one vote.

(b)

Dividends.  Subject to applicable law, the holders of Class B Special Shares shall be entitled to receive such dividends as may be declared thereon by the board of directors of the Corporation from time to time.

(c)

Liquidation, etc.  In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Class B Special Shares shall be entitled to receive from the assets and property of the Corporation, a sum equivalent to the Redemption Amount (as defined below), plus any declared but unpaid dividends, in respect of each Class B Special Share held by them, before any amount shall be paid or any property or assets of the Corporation distributed to the holders of the Common Shares, but pro rata with any distribution of the redemption amount of the Class A Special Shares, plus any declared but unpaid dividends thereon, to the holders of the Class A Special Shares pursuant to section 3(c).  If the assets and property of the Corporation are less than the redemption amount plus any declared and unpaid dividends in respect of the Class A Special Shares and the Class B Special Shares, then each holder of Class B Special Shares shall receive their pro rata portion of such assets and property, which shall be determined by the number Class B Special Shares held by such holder divided by the total number of issued and outstanding Class A Special Shares and Class B Special Shares.

(d)

Redemption.

(i)

Subject to applicable law, the Corporation shall redeem the outstanding Class B Special Shares from the holders of such shares on a pro rata basis, as set forth below, on payment to holders thereof of  $1.00 per Class B Special Share (in this section 4, the “Redemption Amount”), plus declared but unpaid dividends thereon.  The Corporation shall redeem:

(A)

237,500 Class B Special Shares on October <>, 2010;

(B)

237,500 Class B Special Shares on October <>, 2011; and

Schedule “B”

(C)

237,500 Class B Special Shares on September <>, 2012.

(ii)

The Corporation shall send a notice to the holders of the outstanding Class B Special Shares at least fourteen (14) days prior to the date a redemption is to occur pursuant to section 4(d)(i) (in this section 4, the “Redemption Date”), by pre-paid registered mail or by courier, and such notice shall include (A) the number of Class B Special Shares held by the holder, (B) the number of Class B Special Shares to be redeemed by the Corporation, (C) the procedure the holder is to follow in order to deposit its certificate representing the Class B Special Shares to be redeemed, and (D) the Redemption Date.  The notice shall be sent to the holder at the last address of the holder on the records of the Corporation, or to the current address of the holder known to the Corporation.  The failure of a holder to receive the notice shall not affect validity of the redemption of their shares pursuant to this section 4.

(iii)

On the Redemption Date, subject to the terms and conditions set forth herein, the Corporation shall (A) pay the Redemption Amount to the holders of the Class B Special Shares subject to redemption, (B) cancel the Class B Special Shares subject to redemption, (C) in the event not all of the Class B Special Shares represented by the share certificate submitted by the holder are subject to redemption, issue a replacement share certificate representing the balance of the Class B Special Shares held by the holder, and (D) deliver the aforementioned payment and replacement share certificate, if any, to the holder.  If a holder has not surrendered their certificate representing the Class B Special Shares subject to redemption, the Corporation or its transfer agent, if any, shall hold the payment for such redeemed shares in trust for such holder.  Notwithstanding the failure by a holder of Class B Special Shares to surrender their share certificate for redemption, the shares subject to redemption shall be deemed to have been redeemed as of the Redemption Date and the holders thereof shall have no further rights with respect to such shares, other than the rights set forth in this section 4(d)(iii).

(e)

Retraction.

(i)

Subject to applicable law, any holder of Class B Special Shares may require the Corporation to retract all of the Class B Special Shares held by such holder, at any time after October <>, 2012 for the Redemption Amount, plus any declared but unpaid dividends on such shares.  The holder shall send, at least thirty (30) days prior to the Retraction Date (as defined below) a written notice (in this section 4, the “Retraction Notice”) by pre-paid registered mail or by courier, of such retraction and such notice shall include (A) the number of Class B Special Shares held by the holder, (B) the certificate or certificates representing the Class B Special Shares to be retracted, and (C) the date the retraction is to occur (in this section 4, the “Retraction Date”).

Schedule “B”

(ii)

On the Retraction Date, the Corporation shall (A) pay the Redemption Amount to the holder of the Class B Special Shares subject to retraction, (B) cancel such Class B Special Shares, and (C) deliver the aforementioned payment to the holder. Upon payment of the Redemption Amount, plus any declared, but unpaid dividends with respect of such Class B Special Shares, such shares shall be deemed to be cancelled and the holder thereof shall have no further rights thereto.

(f)

Election of Director.  The holders of Class B Special Shares, as a class, are entitled at each annual general meeting of shareholders, or any special meeting of shareholders at which directors are to be elected, to elect one director to the board of directors of the Corporation, such director to be elected by a majority of the votes cast by the holders of the Class B Special Shares at the meeting, so that there is, at all times, one (but not more than one) director of the Corporation elected by the holders of the Class B Special Shares holding office as such.  If the director elected pursuant to this section (f) ceases to be a director, such that there is a vacancy on the board of directors, the holders of the Class B Special Shares shall be entitled to fill that vacancy.

5.

Right of First Refusal.

(a)

Subject to the provisions set forth herein and applicable law, the holders of Class A Special Shares and the holders of Class B Special Shares (collectively, the “ROFR Shareholders”) shall have a right of first refusal to purchase their pro-rata portion of any offering (an “Offering”) of Common Shares to be made to any person from treasury.

(b)

The number of Common Shares that may be purchased by a ROFR Shareholder in an Offering shall equal the number of Class A Special Shares and Class B Special Shares held by such Shareholder divided by the total number of issued and outstanding Class A Special Shares and Class B Special Shares multiplied by the total number of Common Shares to be issued in the Offering.  If the number of Common Shares that may be purchased by a ROFR Shareholder is a fraction of a whole number, then such number shall be rounded down to the nearest whole number, so that no fractional shares shall be issued to a ROFR Shareholder.

(c)

In the event that the Corporation proposes to undertake an Offering, it shall send each ROFR Shareholder a written notice (the “ROFR Notice”) which sets out (A) the number of Common Shares to be issued in the Offering, (B) the price per Common Share, as set forth in the terms of the Offering, (C) the number of Common Shares the holder is entitled to purchase pursuant to this section 5, (D) the Expiry Date (as defined below), (E) any other terms of the Offering, and (F) the procedure the ROFR Shareholder is to follow to subscribe for Common Shares pursuant to this section 5.  The ROFR Notice shall be sent to each ROFR Shareholder by regular pre-paid mail to the last address of such holder on the records of the Corporation or to the current address of the ROFR Shareholder

Schedule “B”

known to the Corporation.  The failure of a ROFR Shareholder to receive the ROFR Notice shall not affect the validity of the ROFR Notice.

(d)

The ROFR Shareholders shall have fourteen (14) days from the date the ROFR Notice is sent by the Corporation (the “Expiry Date”) to subscribe for the number of Common Shares set forth in the ROFR Notice and send payment (the “Subscription Payment”) for such shares in accordance with the procedures set forth in the Notice.  If a ROFR Shareholder so subscribes and pays for such Common Shares, the Corporation shall issue such Common Shares in the closing of the Offering provided that the closing must occur within ninety (90) days of the Expiry Date.  If closing does not occur within such ninety (90) day period or the Corporation elects to terminate the Offering, the Corporation shall promptly refund the Subscription Payment to the ROFR Shareholder.

(e)

The right of first refusal granted hereunder to a ROFR Shareholder shall terminate if unexercised by the Expiry Date and, if so terminated, the Corporation shall be entitled to sell the Common Shares identified in such ROFR Notice to any other person or persons pursuant to the terms of the Offering who may subscribe for such shares.

(f)

The right of first refusal set forth in this section 5 shall not apply to:

(i)

the issuance of Common Shares pursuant to the Amended and Restated Plan of Arrangement dated September 2, 2009 and sanctioned by the Court of Queen’s Bench of Alberta on <>;

(ii)

the issuance of Common Shares pursuant to any stock option plan of the Corporation;

(iii)

the issuance of Common Shares pursuant to the conversion or exchange of any securities convertible or exchangeable into Common Shares of the Corporation; and

(iv)

the issuance of Common Shares as consideration in connection with the purchase or other acquisition of any non-cash property from any person or persons.

6.

Class C Special Shares.

The rights, privileges, restrictions and conditions attaching to the Class C Special Shares shall be as follows:

(a)

Voting.  The holders of Class C Special Shares of the Corporation shall be entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Corporation except at meetings where only holders of a specified class of shares are entitled to attend and vote. Each Class C Special Share shall entitle the holder thereof to one vote.

Schedule “B”

(b)

Dividends.  The holders of the Class C Special Shares shall not be entitled to receive dividends.

(c)

Liquidation, etc.  In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of Class C Special Shares shall not be entitled to receive any of the property or assets remaining for distribution to shareholders of the Corporation, unless there are no holders of any Common Shares.  In the event that there are no holders of Common Shares, the  holders of Class C Special Shares and Class D Special Shares shall, subject to the rights of the holders of the Class A Special Shares and Class B Special Shares, be entitled to receive all of the remaining property and assets of the Corporation.

(d)

Redemption.

(i)

Subject to applicable law, the Corporation may redeem all, but not less than all, of the outstanding Class C Special Shares without consideration and without prior notice. The date the redemption is to occur (in this section 5, the “Redemption Date”) shall be at any time as determined by the board of directors of the Corporation in their sole discretion upon a resolution of the directors.

(ii)

On the Redemption Date, the Corporation shall cancel the Class C Special Shares. The shares subject to redemption shall be deemed to have been redeemed as of the Redemption Date and the holders thereof shall have no further rights with respect to such shares.

7.

Class D Special Shares.

The rights, privileges, restrictions and conditions attaching to the Class D Special Shares shall be as follows:

(a)

Voting.  The holders of Class D Special Shares shall not be entitled to receive notice of, to attend or vote at meetings of shareholders of the Corporation except for meetings at which holders Class D Special Shares are entitled to vote.  If a holder of Class D Special Shares is entitled to vote at a meeting, then each Class D Special Share shall entitle the holder thereof to one vote.

(b)

Dividends.  The holders of the Class D Special Shares shall not be entitled to receive dividends.

(c)

Liquidation, etc.  In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of Class D Special Shares shall not be entitled to receive any of the property or assets remaining for distribution to shareholders of the Corporation, unless there are no holders of any Common Shares.  In the event that there are no holders of Common Shares, the holders of Class D Special Shares and Class C Special Shares shall, subject to the rights of the holders of the Class A Special Shares and Class B Special Shares, be entitled to receive all of the remaining property and assets of the Corporation.

Schedule “B”

(d)

Redemption.

(i)

Subject to applicable law, the Corporation may redeem all, but not less than all, of the outstanding Class D Special without consideration and without prior notice. The date the redemption is to occur (in this section 7, the “Redemption Date”) shall be at any time as determined by the board of directors of the Corporation in their sole discretion upon a resolution of the directors.

(ii)

On the Redemption Date, the Corporation shall cancel the Class D Special Shares.  The shares subject to redemption shall be deemed to have been redeemed as of the Redemption Date and the holders thereof shall have no further rights with respect to such shares.

Schedule “C”

SCHEDULE “C”

to the Third Amended and Restated Plan of Arrangement of JED Oil Inc., JED Production Inc. and JED Oil (USA) Inc. pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Business Corporations Act (Alberta)

FORM OF PROXY

For use at the meeting of Eligible Voting Affected Creditors of JED Oil Inc., JED Production Inc. and JED Oil (USA) Inc. (collectively “JED”) to be held on September 30, 2009 at the offices of Ernst & Young Inc.

If you are unable to attend the meeting of the Eligible Voting Affected Creditors, to be held on September 30, 2009 at the offices of 1000, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 (or on such other date as may be set by Order and consented to by JED) to consider the resolution described below, and any amendments thereto, (the “Creditors’ Meeting”) in person, please complete and execute this form of proxy (a “Proxy”) and deliver it in accordance with the instructions set forth below.  If an Eligible Voting Affected Creditor wishes to be represented at the Creditors’ Meeting, or any adjournment thereof, by proxy, this Proxy (or other appropriate Proxy) must be completed and executed by the Eligible Voting Affected Creditor or by the Eligible Voting Affected Creditor’s attorney, authorized in writing.  An Eligible Voting Affected Creditor may appoint a proxyholder (a “Proxyholder”), other than a person designated in this Proxy, who need not be an Eligible Voting Affected Creditor, to attend and act on the Eligible Voting Affected Creditor’s behalf at the Creditors’ Meeting.  This right may be exercised (i) by striking out the name of the person designated in this Proxy and by inserting, in the space provided, the name of the person the Affected Creditor wishes to appoint as a representative; or (ii) by completing and executing another appropriate form of proxy.  All terms defined in the Amended and Restated Plan of Arrangement for JED dated September 2, 2009 (the “Plan”) accompanying this Proxy shall, unless otherwise defined in this Proxy, have the same meaning when used in this Proxy.

The undersigned Eligible Voting Affected Creditor hereby appoints ____________________, or failing him/her, _______________________ as Proxyholder of the undersigned, with full power of substitution, to attend and act at the Creditors’ Meeting, and at any adjournment thereof, in the manner and to the extent authorized by this Proxy and with the authority conferred by this Proxy, and, without limiting the generality of the foregoing, the Proxyholder is directed to vote as specified below.

In respect of the proposed resolution to approve a plan of arrangement under the Companies’ Creditors Arrangement Act (Canada), the Proxyholder is directed to vote as follows:

For	Against

The Plan is proposed to the Affected Creditors to the extent of their Proven Claims.  Only the Eligible Voting Affected Creditors will be entitled to vote at the Creditors’ Meeting, or any adjournment thereof.

Schedule "C"

The Proxyholder may vote in her/his discretion on amendments to matters identified in the notice respecting the Creditors’ Meeting and on all other matters which may properly come before the Creditors’ Meeting, or any adjournment thereof

DATED at _______________ in the Province of __________, this ____ day of _____________ 2009.

Name of Eligible Voting Affected Creditor (please print)

Signature of Eligible Voting Affected Creditor

Type and Amount of Claim of the Eligible Voting Affected Creditor

Notes:

(1)

Properly completed Proxies to be used at the Creditors’ Meeting must be sent or delivered to the offices of Ernst & Young Inc. (the “Monitor”) at 1000, 440 - 2nd Avenue, S.W., Calgary, Alberta, T2P 5E9, attention Orest Konowalchuk, fax: (403) 206-5075, email: orest.konowalchuk@ca.ey.com, by 5:00 p.m.  (Calgary time) at least one (1) Business Day prior to the date of the Creditors’ Meeting, or any adjournment thereof, or with the Monitor prior to the time of commencement of the Creditors’ Meeting, or any adjournment thereof.

(2)

Where no specific choice is specified in this Proxy, the amount of the Claim of the Eligible Voting Affected Creditor will be voted for the approval of the resolution referred to above.

(3)

This Proxy must be dated and executed by the Eligible Voting Affected Creditor or by the Eligible Voting Affected Creditor’s attorney authorized in writing, or, if the Affected Creditor is not an individual, the Proxy must be signed in its name by an authorized officer whose title should be indicated.  The Proxy signed by a person acting as attorney or in some other representative capacity should indicate such person’s capacity (following his signature) and it should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Monitor).  If this Proxy is not dated in the space provided above, it shall be deemed to bear the date on which it was mailed to the Eligible Voting Affected Creditor.

(4)

This Proxy may be revoked (as to any matter on which a vote has not already been cast pursuant to its authority) by an instrument in writing executed by the Eligible Voting Affected Creditor or by his or her attorney, duly authorized in writing or, if the Eligible Voting Affected Creditor is not an individual, by an officer or attorney thereof duly authorized, and deposited either at the offices of the Monitor above mentioned on or before the last Business Day preceding the date of the Creditors’ Meeting or any adjournment thereof, or with the Chair of the Creditors’ Meeting prior to the time of commencement of the Creditors’ Meeting, or any adjournment thereof.

Schedule “D”

SCHEDULE “D”

to the Third Amended and Restated Plan of Arrangement of JED Oil Inc., JED Production Inc. and JED Oil (USA) Inc. pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Business Corporations Act (Alberta)

MONITOR’S CERTIFICATE

Action No.: 0801-09492

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF THE COMPANIES’ CREDITORS
ARRANGEMENT ACT, R.S.C.  1985, c. C-36, AS AMENDED; AND IN THE MATTER OF THE BUSINESS CORPORATIONS ACT, R.S.A.  2000 c. B-9

AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF JED OIL INC. and its subsidiaries JED PRODUCTION INC. and JED OIL (USA) INC.

MONITOR’S CERTIFICATE

RECITALS

A.

Pursuant to the order of this Honourable Court dated August 14, 2008 (the “CCAA Initial Order”), JED Oil Inc., JED Production Inc. and JED Oil (USA) Inc. (collectively “JED”) filed for and obtained protection from their respective creditors under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended;

B.

Pursuant to the CCAA Initial Order, Ernst & Young Inc. was appointed the Monitor of JED (the “Monitor”) with the powers, duties and obligations set out in the CCAA Initial Order;

C.

JED has filed the Third Amended and Restated Plan of Arrangement under the CCAA dated September 28, 2009 (the “Plan”), which Plan has been approved by the Required Majority and sanctioned by the Court; and

D.

Unless otherwise indicated herein, initially capitalized terms used herein have the respective meanings set out in the Plan.

Schedule “D”

THE MONITOR HEREBY CERTIFIES that the conditions precedent set out in Article 6 of the Plan have been satisfied or waived in accordance with the Plan on ____________, 2009 and that accordingly, the Plan Implementation Date is _____________, 2009.

DATED at Calgary, Alberta, this ___ day of ____________, 2009.

ERNST & YOUNG INC., in its capacity as Monitor of JED and not in its personal or corporate capacity By: Name: Title:

Schedule “E”

SCHEDULE “E”

to the Third Amended and Restated Plan of Arrangement of JED Oil Inc., JED Production Inc. and JED Oil (USA) Inc. pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Business Corporations Act (Alberta)

NOTICE TO CREDITORS

Ernst & Young Inc.

NOTICE TO CERTAIN CREDITORS OF JED OIL INC., JED PRODUCTION INC.  AND JED OIL (USA) INC.
(collectively referred to as “JED”)

In the Matter of the Companies’ Creditors Arrangement Act (“CCAA”) and JED

On August 14, 2008 JED received protection under the CCAA from the Alberta Court of Queen’s Bench, Judicial District of Calgary (the “Court”).  Ernst & Young Inc. was named Monitor.  Ernst & Young Inc., in its capacity as Monitor, has agreed to assist JED in determining the claims that are affected by the CCAA proceedings.

Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Amended and Restated Plan of Arrangement filed under the CCAA on September 2, 2009 (the “Plan”).

Any creditor having a Claim against JED, including, without limitation, any Restructuring Claim, Employee Termination Claim or Director and Officer Indemnity Claim is required to file a Notice of Claim with the Monitor in the prescribed form in order to participate in any voting or distributions associated under the CCAA Plan.  Any creditor who chooses to file a Notice of Claim is required to provide whatever supporting documentation it may have in support of its claim.  Creditors who had previously filed Notices of Claims pursuant to the Claims Procedure Order are not required to re-file a Notice of Claim.  Those Claims and Notices of Claim remain subject to the Claims Procedure Order and the Claims Bar Date as set out therein.

Notices of Claim in respect of Claims not subject to the Claims Procedure Order (collectively, the “Supplemental Affected Claims”), including, without limitation, a Restructuring Claim, Employee Termination Claim or Director and Officer Indemnity Claim, must be received at the offices of the Monitor at the address set out below by 5:00 p.m.  (Calgary time) at least one (1) Business Day immediately prior to the date set for the Creditors’ Meeting, being September 30, 2009, or any adjournment thereof or delivered to the Monitor at the Creditors’ Meeting prior to the time of commencement of the Creditors’ Meeting or any adjournment thereof (being the “Supplemental Claims Bar Date”).

Supplemental Affected Claims received by the Monitor or postmarked after the Supplemental Claims Bar Date will, unless otherwise ordered by the Court, be forever barred and extinguished, and will not participate in any voting or distributions under the CCAA Plan.  All Supplemental Affected Claims must be made on or before the Supplemental Claims Bar Date as follows:

Schedule “E”

8.

This process applies to all claims of any nature, including unsecured, secured and contingent or unliquidated claims, against JED, including:

(a)

All claims to a right of any Person against JED in connection with any indebtedness, liability or obligation of any kind owed to such Person arising out of the restructuring, repudiation, termination or failure to perform by JED after August 13, 2008 of any contract, lease or other agreement, whether written or oral;

(b)

All claims of all former employees and current employees of JED for statutory or common law severance pay, termination pay and/or for wrongful dismissal damages resulting or arising from a termination of employment by JED between August 13, 2008 and the Plan Implementation Date; and

(c)

All claims of any director or officer of JED pursuant to any indemnity from JED in respect of claims against directors or officers of JED not otherwise being released under the Plan.

9.

A Claim must be reduced to reflect the value of any equipment and/or other property released by JED to the creditor filing such claim, whether by court order or otherwise.

10.

Where a creditor of JED is claiming an offset against all or a portion of amounts owing to JED, full particulars of the offset must be included.

All Supplemental Affected Claims must be made in the prescribed “Notice of Claim” form together with the required supporting documentation and be received by the Monitor at Ernst & Young Inc., 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, to the attention of Mr.  Orest Konowalchuk, Fax: (403) 206-5075 on or before the Supplemental Claims Bar Date.  The prescribed “Notice of Claim” form can be obtained by contacting the Monitor at (403) 206-5075 or can be downloaded from the Monitor’s website at ________________________ under the Insolvency and Restructuring Link.

Where the Supplemental Affected Claim is revised or disallowed in whole or in part, the Monitor will issue a Notice of Revision or Disallowance (“Notice of Revision or Disallowance”) indicating the reasons for revision or disallowance no later than 14 days after receipt by the Monitor of the Notice of Claim.  Where a creditor wishes to object to a Notice of Revision or Disallowance, then within 14 days of receipt of a Notice of Revision or Disallowance, the creditor shall serve on JED’s counsel, Fraser Milner Casgrain LLP, 3000, 237 - 4th Avenue S.W., Calgary, Alberta, T2P 4X7, Attention: David Mann, Fax: (403) 268-1000, and the Monitor at Ernst & Young Inc., 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, Attention: Orest Konowalchuk, Fax: (403) 206-5075, a Notice of Motion returnable in the Court, Action Number 0901-09492, such Notice of Motion to be returnable within seven (7) days of the date of its filing, together with an Affidavit in support seeking a determination of the revised or disallowed claim.  The said Notice of Motion may be adjourned by the agreement of the parties or the Court to a suitable hearing date.

Schedule “E”

SCHEDULE “F”

to the Third Amended and Restated Plan of Arrangement of JED Oil Inc., JED Production Inc. and JED Oil (USA) Inc. pursuant to the Companies’ Creditors Arrangement Act (Canada) and the Business Corporations Act (Alberta)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a meeting (the “Creditors' Meeting”) of the Eligible Voting Affected Creditors of Jed Oil & Gas Ltd. (“JED”) and Jed Production Inc. (“JPI”) will be held at the office of Ernst & Young Inc., 1000, 440 – 2nd Avenue, S.W., Calgary, Alberta, T2P 5E9 on September 30, 2009 at the hour of 9:00 a.m. (Calgary time) for the following purposes:

1.

to consider, pursuant to an order of the Court of Queen’s Bench of Alberta dated September 3, 2009 (the “Meeting Order”), and if deemed advisable, to approve an arrangement (the “CCAA Plan of Arrangement”) under the Companies’ Creditors Arrangement Act (Canada) and certain related matters.  The full text of which CCAA Plan of Arrangement is set out in Schedule A to the accompanying management information memorandum of JED, JPI and JED OIL (USA) Inc. dated <>, 2009 (the “Information Memorandum”); and

2.

to transact such further and other business as may be properly brought before the Creditors' Meeting or any adjournment thereof.

Pursuant to the Meeting Order, only Creditors who are Eligible Affected are entitled to vote with respect to the CCAA Plan of Arrangement.

Creditors who are unable to attend the Creditors Meeting are requested to date, sign and return the accompanying form of proxy in the envelope provided for that purpose.  To be used at the Creditors Meeting, a proxy must be delivered to the office of Ernst & Young Inc., 1000, 440 – 2nd Avenue, S.W., Calgary, Alberta, T2P 5E9, Attention: Orest Konowalchuk, fax: (403) 290-4265, e-mail: orest.konowalchuk@ca.ey.com by 5:00 p.m. (Calgary time) on September 29, 2009 or, if the Creditors Meeting is adjourned, on the business day (excluding Saturdays, Sundays and holidays) before the adjourned Creditors' Meeting, or delivered to the Monitor of the Creditors' Meeting prior to the commencement of the Creditors Meeting or any adjournment thereof.

Capitalized terms not defined herein have the meanings ascribed to them in the CCAA Plan of Arrangement.

Dated this ____ day of September, 2009.